BLACK MOUNTAIN MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5.
Tel: (416) 361-0737
Fax: (416) 361-0923

02028680

SUPPL

April 10, 2002

Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450-5th Street N.W.
Washington, D.C. 20549

APR 24

Attention: Office of Applications & Report Services

Dear Sirs:

Re: Exemption No. 82-2218

Please find enclosed a copy of the unaudited Interim Financial Statements for the three months ended February 28th, 2002 for your public files.

If you have any questions regarding the above, please do not hesitate to contact the undersigned.

Yours truly,

BLACK MOUNTAIN MINERALS INC.

PROCESSED
MAY 14 2002
THOMSON FINANCIAL

Per: J. Allan Ringler

JAR/cd

Encl.

dlw 4/29

BLACK MOUNTAIN MINERALS INC.

BALANCE SHEETS (PREPARED BY MANAGEMENT)

	February 28, 2002 (Unaudited)	November 30, 2001 (Audited)
Assets		
Current		
Cash and short term investments	$ 244,735	$ 249,372
Accounts receivable	3,480	8,058
	248,215	257,430
Oil and gas interests	1	1
Mining claims and deferred exploration expenditures	1	1
	$ 248,217	$ 257,432
Liabilities		
Current		
Accounts payable	$ 3,952	$ 3,931
Shareholders' Equity		
Capital Stock		
Authorized		
Unlimited common shares		
Unlimited preferred shares		
Issued		
5,753,957 common shares	1,059,368	1,059,368
Deficit	(815,103)	(805,867)
	244,265	253,501
	$ 248,217	$ 257,432

BLACK MOUNTAIN MINERALS INC.

STATEMENTS OF OPERATIONS AND DEFICIT

(PREPARED BY MANAGEMENT - UNAUDITED)

	Three Months Ended February 28, 2002	Three Months Ended February 28, 2001
Expenses		
Accounting and corporate services	$ 2,430	$ 2,250
Shareholder relations	1,240	523
Management fees	6,000	6,000
Miscellaneous	131	654
	9,801	9,427
Less:		
Interest income	(565)	(2,718)
Net loss for the period	(9,236)	(6,709)
DEFICIT, beginning of period	(805,867)	(735,734)
DEFICIT, end of period	$ (815,103)	$ (742,443)
Loss per share (Note 4)	$ 0.002	$ 0.001
Weighted average number of common shares outstanding	5,753,957	5,753,957

STATEMENTS OF CASH FLOWS

	2002	2001
Net loss for the period	$ (9,236)	$ (6,709)
Changes in non-cash operating working capital:		
Accounts receivable	4,578	3,276
Accounts payable	21	(767)
	4,599	2,509
Change in cash	(4,637)	(4,200)
Cash, beginning of period	249,372	322,917
Cash, end of period	$ 244,735	$ 318,717
Represented by:		
Cash	$ 13,991	$ 9,047
Short term investments	230,744	309,670
Total	$ 244,735	$ 318,717

BLACK MOUNTAIN MINERALS INC.

NOTES TO FINANCIAL STATEMENTS (PREPARED BY MANAGEMENT)

THREE MONTHS ENDED FEBRUARY 28, 2002

(UNAUDITED)

1. ACCOUNTING POLICIES

The management of Black Mountain Minerals Inc. (the "Company") have prepared these unaudited financial statements for the first quarter ended February 28, 2002, in accordance with generally accepted accounting principles in Canada. These financial statements follow the same methods and policies used in the audited November 30, 2001 financial statements.

The disclosures in these interim financial statements do not conform in all respects to Canadian generally accepted accounting principles for annual financial statements.

In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. Operating results for the three months ended February 28, 2002 is not indicative of the results that may expected for the full year ending November 30, 2002.

2. INCOME TAXES

As of February 28, 2002, the Corporation's income tax expense was nil. No benefit has been recognized in these financial statements.

The future income tax assets or liabilities that may result from differences in tax values and accounting values have been offset by a valuation allowance. The valuation allowance will be reversed when it is more likely than not that the future tax assets or liabilities will be realized.

3. RELATED PARTY TRANSACTIONS

During the period ended February 28, 2002, Harper Financial Corp. (Harper) was paid the sum of $6,000 as management fees.

A major shareholder of the Company owns Harper.

4. LOSS PER SHARE

The loss per share figures are calculated using the weighted monthly average number of common shares outstanding during the period.

5. SEGMENTED INFORMATION

The Company has no reporting operating segments. Amounts disclosed in these financial statements for assets and liabilities, revenue, and loss for the period relate to administrative activities only.

SUPPLEMENT TO FINANCIAL STATEMENTS

FOR THE FIRST QUARTER ENDED FEBRUARY 28, 2002

As of the date of filing these interim financial statements on Sedar, there were 5,753,957 common shares outstanding. This information complies with National Instrument 62-102 - Disclosure of Outstanding Share Data.